UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: 131/2007

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

L & L FINANCIAL HOLDIGS, INC.
Full Name of Registrant

ROYAL CORONADO CO. LTD.
Former Name if Applicable

720 Third Avenue Suite #1611
Address of Principal Executive Office (Street and Number)

Seattle, WA 98104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant recently received a SEC Comment letter regarding Registrant's past filings. The SEC Comment letter requests further information or clarification concerning accounting policies, procedures and some figures in the statement of cash flows disclosed on the year end filing of Form 10-KSB for the year ended April 30, 2006, and an interim filing of Form 10-QSB for the quarter ended on October 31, 2006. Currently, the Registrant is finalizing its response to the SEC Comment letter which may result in adjustments or restatements of disclosures of historical accounting figures, and cash flow statements. Due to the continuity of accounting data, any adjustment on historical data may affect the on-going data. The Registrant's current third quarter (3Q) filing of the Form 10-QSB for the quarter ended in January 31, 2007 is due 45 days after the quarter end. If the Registrant made a timely 3Q filing within 45 days, any changes resulting from the SEC comment letter on the 2Q data would likely affect 3Q data and potentially lead to readjustment or restatement of the 3Q disclosure, thus creating confusion to the general public, and cause more effort and expenses to the Registrant. As such, the Registrant postpones its 3Q interim filing for a short period of time, until its responses to the SEC Comment are cleared.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Jou	206	264-8065
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

L & L FINANCIAL HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 3/16/2007	By:	/s/ Dickson V. Lee
Dickson V. Lee
	Title:	CEO